Exhibit 99.1

FEMSA Forward Focused Leadership in Retail and Beverages February 2023

Disclaimer Confidentiality The following materials (the “Confidential Information”) have been prepared by Fomento Economico Mexicano, S . A . B . de C . V . (together with its subsidiaries, the “Company”) and are being furnished to you solely for your information on a confidential basis and may not be taken away, reproduced, redistributed or passed on, in whole or in part or directly or indirectly, to any other person (whether within or outside your organization/firm) or published, in whole or in part, for any purpose . Any failure to comply with these restrictions may constitute a violation of applicable law . No representation or warranty express or implied is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or opinions contained herein . It is not the intention to provide, and you may not rely on these materials as providing, a complete or comprehensive analysis of the Company’s financial position, operations or prospects . The information contained in these materials should be considered in the context of the circumstances prevailing at the time and has not been, and will not be, updated to reflect material developments which may occur after the date of this presentation . Each recipient hereof or participant in any meeting with the Company agrees that neither it nor its agents, representatives, directors or employees will copy, reproduce or distribute to others this Confidential Information, in whole or in part, at any time without the prior written consent of the Company and that it will keep confidential all information contained herein not already in the public domain and will use this Confidential Information for the sole purpose of evaluating the credit rating of the Company . This presentation shall remain the property of the Company . The Company reserves the right to require the return of this Confidential Information (together with any copies or extracts thereof) at any time . Forward - Looking Statements Certain statements contained in these materials constitute forward - looking statements . Such forward - looking statements involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Company, which may cause the actual results, performance or achievements of the Company to be materially different from those expressed by, or implied by, the forward - looking statements in these materials . There can be no assurance that the results and events contemplated by the forward - looking statements contained in these materials will in fact occur . These forward - looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we operate and are not a guarantee of future performance . Such forward - looking statements speak only as of the date on which they are made . Such statements are based upon certain assumptions and assessments made by our management in light of their experience and their perception of historical trends, current economic and industry conditions, expected future developments and other factors they believe to be appropriate . The forward - looking statements included in this release are also subject to a number of material risks and uncertainties, including but not limited to economic, competitive, governmental, and technological factors affecting our operations, markets, products, services and prices, as well as the ability to effect the separations and meet the related conditions noted above . We identify the principal risks and uncertainties that affect our performance in our Form 20 - F and other filings with the Securities and Exchange Commission . In addition, quarter results contained herein are preliminary and may differ from our actual results that are expected to be reported in our fourth quarter earnings release and Form 6 K filed on February 2023 . This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, any security . 2

• FEMSA Value Creation Model & Track Record • Background on Strategic Review • FEMSA Forward Strategy • The Roadmap 3 Agenda for today 3

12% 21% 23 % Recent Developments – 4Q22 Results Based on preliminary unaudited figures for the fourth quarter of 2022 , FEMSA’s total consolidated revenues increased 23 % driven by growth across all of FEMSA’s business units . Over the same period, gross profit increased 21 % and income from operations increased 12% . Net consolidated income was Ps . 9 , 257 million . 4 152 187 4Q21 4Q22 60 73 4Q21 4Q22 16 17 4Q21 4Q22 Total Revenues Gross Profit Operating Income 1. - FEMSA Consolidated figures presented in MXN Bn unless stated other wise.

FEMSA’s capabilities - driven value creation model FEMSA leverages its core capabilities, understanding and solving the daily needs of its customers to generate long - term value… • Reaching and serving our clients and customers through frequent interactions and high levels of capillarity. • Providing highly scalable products and services in mass - market, mainstream industries. • Executing with operating excellence in any environment, using efficient logistics solutions supported by effective processes to master fragmented distribution. • Segmenting markets , adjusting value propositions and maximizing revenue management based on data and analytics. …operating resilient businesses, with attractive growth trajectories and returns above their cost of capital. 5

169,702 201,540 238,309 258,097 263,449 311,589 399,507 439,932 469,744 506,711 492,966 555,516 638,345 Consistent track record sets the stage for FEMSA Forward 6 Full Year Revenues (in millions of MXN pesos) 11.7% MXN CAGR (7.2% USD CAGR 1 ) 2011 2010 2 2014 2013 2021 2012 2017 2015 2016 2018 2019 2020 2022 (LTM) Our value creation model has delivered growth across changing environments 1. - Nominal terms. USD figures converted from Mexican pesos using the end - of - period rate published by the Federal Reserve Bank of New York.. 2. - 2010 shows restated figures to reflect the exchange of 100% of FEMSA Cerveza for 20% economic interest in the Heineken Group .

2022 Strategic Review 7 Background During 2022, we conducted a thorough review of FEMSA’s strategy to ensure Board and management team alignment towards value maximization Defined a clear set of strategic priorities Detailed a comprehensive long - term strategy Defined the right structure to achieve long - term strategy

Defining a clear set of strategic priorities for FEMSA 8 Continued Strong Growth Go Digital Balanced Risk/Return Profile Rooted in Sustainability Enhance our Talent and Culture Proactive Engagement with Audiences WHATs HOWs With our c ustomers and consumers at the center of everything we do Clear priorities Strategic clarity with structural alignment Comprehensive long - term strategy

Retail, Beverages and Digital together present the most compelling value creation opportunities for FEMSA, and will command our full focus going forward The Long - Range plan process generated an actionable set of conclusions Meaningful value creation potential across our businesses Retail , Beverage and Digital businesses offer the most compelling value - generation opportunities Together , these three businesses leverage each other to unlock unique value creation synergies Clear priorities Strategic clarity with structural alignment Comprehensive long - term strategy

Strategic Clarity: Retail and Beverages, enabled by Digital 10 A focused leader in Retail and Beverages , leveraged and connected by a Digital customer - centric ecosystem to maximize value creation Retail Excellent long - term growth opportunities, comprised of Proximity, Health, and Fuel . Coca - Cola FEMSA Leveraging its leading competitive position and excellent execution , combined with financial strength and strategic opportunities . Digital Building a value - added financial ecosystem while enabling and leveraging the strategic assets of FEMSA’s core business verticals. Clear priorities Strategic clarity with structural alignment Comprehensive long - term strategy FEMSA Forward strategy

69% 4% 17% 10% +DD% CAGR 5 Total Revenues 71% 11% 12% 6% More OXXO, more formats, more drugstores • Keep growing OXXO’s footprint in Mexico while developing other formats such as OXXO Smart, Bara, Pronto, and Andatti Drive . • Accelerate expansion in South America . • Explore the Proximity Retail space in the United States . • Consolidate our competitive position in Chile while accelerating growth in Colombia, Ecuador and Mexico . • Empower and partner with Mexico’s traditional trade leveraging FEMSA Digital . • + 30 , 000 locations in 10 countries with best - in - class capital returns . • Consumer - centric value proposition in constant evolution . • Proven value propositions across markets . • FEMSA’s Health Division is the largest drugstore platform in Latin America . +LDD% CAGR Units Format breakdown Revenue breakdown Proximity Mexico 1 Proximity South America 2 Health Division 3 Proximity Europe 4 73% 4% 14% 9% Format breakdown +30,000 Units 68% 2% 20% 11% Revenue breakdown 4 ~US$19 Bn Total Revenues …capturing exciting long - term growth opportunities Today L eader in small - box retail… Tomorrow 1. - Includes OXXO Mexico & other proximity formats such as OXXO Gas, OXXO Smart, Bara & Pronto 2. - Includes 50% of Grupo Nós ; FEMSA’s joint - venture with Raízen in Brazil 3. - Includes Mexico and South America 4. - Shows Valora’s 2022 Proforma Revenues. 5. - Nominal, USD LDD: Low double - digit DD: Double - digit 11 FEMSA Retail

…with compelling opportunities Today A global benchmark bottler… Tomorrow Competitive strength, cash flow and optionality 12 Coca - Cola FEMSA • Maturing its omnichannel, multi - category platform and working to enable and evolve the traditional retail channel in Mexico, aiming to leverage unique and powerful synergies and capabilities within the FEMSA ecosystem . • Strong financial position . • Actively exploring opportunities to expand its geographical footprint to other relevant territories in a disciplined manner . • Largest bottler in the global Coca - Cola system by volume , leveraging its strong system alignment to drive growth , develop new consumption occasions, and maximize profitability . • Retail - savvy, consumer - centric business model supported by digital tools and analytics . • Building a digitally - enabled multicategory ecosystem . Coca - Cola FEMSA’s Value Creation Journey OMNICHANNEL & MULTI - CATEGORY PLAYER DIGITALIZED BOTTLER FULL COMMERCIAL ECOSYSTEM

…to become the everyday ally for 30 million active users Today Building the core and gaining relevant traction… Tomorrow Evolving the Spin ecosystem Digital@FEMSA 13 Loyalty Ecosystem Rewarding Spin and OXXO users for their loyalty Creating personalized benefits for merchants ..and more to come Reach +10 mm active users Reach +30 mm active users Reach 1M merchants BxB Fintech BxB Fintech Digital wallet offering payment solutions for the Mexican population OXXO’s first loyalty program that rewards its customers for their day - to - day spending Business - to - Business fintech product that seeks to foster small and medium merchants’ financial inclusion +26 million users +5 million users Leveraging FEMSA’s capabilities and assets

Proportional Revenue Proportional Operating Income 58% 15% 13% 10% 3% 79% 21% 49% 23% 20% 5% 2% 68% 32% 14 FEMSA Forward structure Structural Simplicity: Retail will contribute more than two - thirds of revenue and profits FEMSA Retail Coca - Cola FEMSA FEMSA Retail Coca - Cola FEMSA 2022 Contribution Proforma (ex - Digital) Contribution FEMSA Retail Coca - Cola FEMSA Heineken Logistics & Distribution Other FEMSA Retail Coca - Cola FEMSA Heineken Logistics & Distribution Other See “Reconciliation of Non - IFRS Metrics” section for details. Excludes Digital

Strategic Priorities FEMSA Forward 15 • Capabilities - driven value creation model: − Accelerated growth − Broad and deep d igitalization • Resilient, large - scale, consumer - centric businesses. • Strong long - term organic and inorganic growth potential across core verticals. • Operational excellence. • Solid returns above cost of capital. • Strategic clarity focused on Retail, Beverages and Digital. • Leveraging our three core businesses to empower Mexico’s traditional retail channel. • Pursuit of value - creating organic and inorganic opportunities, always within our core business verticals. • Seeking to maintain a solid investment grade credit rating. • Disciplined policy to return capital to shareholders. • Increased disclosure across business units. • Continued fine - tuning of Board composition and corporate governance practices. What will stay the same What to expect going forward

We will seek strategic alternatives for Envoy Solutions. FEMSA’s investment in Heineken will be divested, subject to market conditions. We will seek strategic alternatives for FEMSA’s other minority investment and other non - core, non - strategic business units. FEMSA will seek to reduce existing debt in the market in order to achieve a target leverage of approximately 2x Net Debt/EBITDA ex - KOF 1 maintaining a solid investment grade credit rating. Capital in excess of that required for organic and inorganic growth in our core business verticals will be returned to FEMSA shareholders over time. We expect to complete these actions within a target timeframe of 24 - 36 months, subject to market conditions Decisive actions to capture compelling returns The Roadmap 16 1. - See “Reconciliation of Non - IFRS Metrics” section for details.

Strategic and Financial Framework 17 Long - Term Targets Dynamic Revenue and EBITDA CAGR across operations Strong Growth ~ Low double - digit CAGR 1 Revenues & EBITDA Leverage technology at every level, building our digital ecosystem Digitalization + 30 million active users of our digital ecosystem Pursue growth opportunities in core business verticals across markets Sector and Geographic Focus Predominant exposure to Latin America Maintain solid investment grade credit rating, anchored on defined leverage metrics Balance Sheet & Financial Discipline 2x Net Debt / EBITDA Ex - KOF 2 Disciplined approach to return capital to shareholders Capital Returns Excess capital after organic and inorganic core growth 1. Nominal, USD$ 2. See “Reconciliation of Non - IFRS Metrics” section for details

T hank You

Q&A

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Appendix

Proportional Revenues & Proportional Operating Income Reconciliation of Non - IFRS Metrics Reported Revenues Adjustments Proportional Revenues Adjustments FEMSA Forward Proportional Revenues Proforma 5 Reported Operating Income Adjustments Proportional Operating Income Adjustments FEMSA Forward Proportional Operating Income Proforma 5 Proximity Division 11,150 - 11,150 - 11,150 Proximity Division 1,106 - 1,106 - 1,106 Fuel 2,431 - 2,431 - 2,431 Fuel 103 - 103 - 103 Health Division 3,700 - 3,700 - 3,700 Health Division 191 - 191 - 191 Valora 1 - 2,016 2,016 - 2,016 Valora 1 - 35 35 - 35 Logistics & Distribution 3,352 - 3,352 (3,352) - Logistics & Distribution 156 - 156 (156) - Coca-Cola FEMSA 2 10,855 (5,732) 5,124 - 5,124 Coca-Cola FEMSA 2 1,468 (775) 693 - 693 Other 3 174 - 174 - 174 Other 3 (173) - (173) - (173) FEMSA Consolidated 31,349 (3,716) 27,947 (3,352) 24,595 FEMSA Consolidated 2,851 (740) 2,111 (156) 1,955 Heineken 4 - 4,226 4,226 (4,226) - Heineken 4 - 574 574 (574) - FEMSA Consolidated Proportional 31,349 510 32,172 (7,578) 24,595 FEMSA Consolidated Proportional 2,791 (133) 2,658 (728) 1,930 1 Adjustment considers Valora's LTM revenues as of last available reported period, as if it was consolidated for over 12 months as of the end of September 2022. 2 Adjustment represents the portion of Coca-Cola FEMSA not owned by FEMSA or its subsidiaries 3 Includes FEMSA Other businesses and consolidation adjustments 4 Adjustment reflects 14.78% of Heineken Group LTM revenues as of last available reported period, as if it was consolidated by FEMSA. 5 Proforma assumes that all the FEMSA Forward initiatives have been completed Source: FEMSA and Coca-Cola FEMSA quarterly results figures converted to USD$ using end-of-quarter exchange rates as reported by the USA Federal Reserve. Bloomberg for Heineken and Valora's figures, in USD$. *Excluding JRD (In million of U.S. dollars) Non IFRS Financial data (unaudited) Twelve months ended September 30, 2022 (In million of U.S. dollars) Non IFRS Financial data (unaudited) Twelve months ended September 30, 2022

# Reconciliation of Non-IFRS Metrics

FEMSA

## EBITDA ex-KOF & Net Debt ex-KOF

| *(In million of U.S. dollars)* *Non IFRS Financial data (unaudited)* | *Twelve months ended September 30, 2022* | | |
|---|---|---|---|
| | Reported EBITDA | Adjustments | EBITDA exKOF[4] |
| Proximity Division | 1,695 | - | 1,695 |
| Fuel | 156 | - | 156 |
| Health Division | 371 | - | 371 |
| Logistics & Distribution | 311 | (311) | - |
| Coca-Cola FEMSA[1] | 2,068 | (2,068) | - |
| Other[2] | (155) | - | (155) |
| **FEMSA Consolidated** | **4,447** | **(2,379)** | **2,068** |
| Coca-Cola FEMSA Dividends[3] | - | 268 | 268 |
| **FEMSA Consolidated exKOF** | **4,447** | (2,111) | **2,336** |

| *(In million of U.S. dollars)* *Non IFRS Financial data (unaudited)* | *as of September 30, 2022* | | |
|---|---|---|---|
| | Reported | Adjustments | exKOF |
| Cash & Equivalents | 3,075 | - | 3,075 |
| Coca-Cola FEMSA Cash & Equivalents | 1,949 | (1,949) | - |
| **Cash & Equivalents** | **5,024** | **(1,949)** | **3,075** |
| Financial Debt | 4,651 | - | 4,651 |
| Coca-Cola FEMSA Financial Debt | 3,709 | (3,709) | - |
| Lease Liabilities | 3,276 | - | 3,276 |
| Coca-Cola FEMSA Lease Liabilities | 72 | (72) | - |
| **Debt** | **11,709** | **(3,781)** | **7,927** |
| **FEMSA Net Debt** | **6,684** | **(1,832)** | **4,852** |

*1 Coca-Cola FEMSA adjustemnt represents 100% of its EBITDA to reflect effect to FEMSA's cashflow*
*2 Includes FEMSA Other businesses and consolidation adjustments*
*3 Reflects cash dividends received from Coca-Cola FEMSA during 2022*
*4 Proforma assumes that all the FEMSA Forward initiatives have been completed*
*Source: FEMSA and Coca-Cola FEMSA quarterly results figures converted to USD$ using end-of-quarter exchange rates as reported by the USA Federal Reserve. Bloomberg for Heineken and Valora's figures, in USD$.*
**Excluding JRD*